UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              November 12, 2019

  Via E-Mail

  Jay Yamamoto
  Sichenzia Ross Ference LLP
  1185 Avenue of the Americas
  New York, NY 10036

          Re:     Document Security Systems, Inc.
                  PREC14A filed on November 12, 2019
                  File No. 1-32146

  Dear Mr. Yamamoto:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the revised filing listed above. We have the following additional comments:

  PREC14A filed on November 12, 2019

  Background of the Athwal Group, page 12

      1. Consider revising the title of this subsection. Currently, the title seems to refer to the background or history of the dissident group. However the substance of the disclosure in this section describes the Company's contacts with that group.

      2. Refer to comment 4 in our prior comment letter dated November 7, 2019. The background section you have added in response to that comment begins with a description of contacts with the Athwal Group beginning on October 24, 2019. However, the corresponding section in the Athwal Group's proxy statement describes contacts between Mr. Feigenbaum and Mr. Chan in July 2018, August 2018 and May 2019. If you
         disagree that such contacts occurred, please include appropriate disclosure in your proxy statement. If these or other contacts occurred before what you currently include in the
         Company's revised preliminary proxy statement, please revise to describe them in reasonable detail.

  Proposal 1. Election of Directors, page 9

      3. Clarify for shareholders the reference to "unicorns" in the expanded description of Mr.
         Chan's business experience.
 Jay Yamamoto, Esq.
Sichenzia Ross Ference LLP
November 12, 2019
Page 2



       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions